UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **August 25, 2004**

AirTran Holdings, Inc.
(Exact name of registrant as specified in its charter)

State of Incorporation: **Nevada**

Commission file number: **1-15991** I.R.S. Employer Identification No: **58-2189551**

9955 AirTran Boulevard, Orlando, Florida 32827
(Address of principal executive offices) (Zip Code)

(407) 251-5600
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure.

On August 25, 2004, the registrant's management conducted a presentation at the Raymond James Midwest Mini Conference during which management disclosed the following details about the registrant's aircraft fuel related matters:

- We expect fuel to be in the range of $1.10 to $1.20 per gallon all-in for the remainder of the year.
- 53 % of Q3 2004 expected fuel consumption is hedged at an average of $0.89 per gallon raw product.
- 48 % of Q4 2004 expected fuel consumption is hedged at an average of $0.85 per gallon raw product.
- 28 % of Q1 2005 expected fuel consumption is hedged at an average of $0.87 per gallon raw product.
- 10 % of Q2 2005 expected fuel consumption is hedged at an average of $0.77 per gallon raw product.
- 5 % of Q3-Q4 2005 expected fuel consumption is hedged in the range of high 70 cents to low 80 cents per gallon raw product.

A copy of management's presentation slides is attached hereto as Exhibit 99.

The information in this Form 8-K is being furnished under Item 7.01 and shall not be deemed to be "filed" for the purposes of Section 18 of the Securities and Exchange Act of 1934 (the "Exchange Act"), or otherwise subject to the liabilities of such section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01. Financial Statements and Exhibits.

(c) Exhibits.

99	Presentation provided at the Raymond James Midwest Mini Conference on August 25, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AirTran Holdings, Inc.
(Registrant)

Date: August 27, 2004

/s/ Stanley J. Gadek
Stanley J. Gadek
Senior Vice President, Finance,
Treasurer and Chief Financial Officer
(Principal Accounting and Financial Officer)

EXHIBIT 99


N936AT
AirTran
airtran.com

Please note that the discussion today may contain forward looking statements that involve risks and uncertainties including those relating to the company's ability to develop new markets, its fleet and growth plans, its low cost advantage vs. competitors, its ability to obtain financing, and its ability to improve profitability and net worth.

These statements are subject to a number of risks that could cause actual results to vary materially from those presented today. These risks include, but are not limited to, general economic conditions, commodity prices, government regulation, and the competitive environment.

Additional information concerning factors that could cause actual results to vary from those in the forward looking statements are contained in AirTran Holdings Form 10-K for the year ended December 31, 2003.

Who is AirTran Airways?

Company Overview

- Low-cost, low-fare airline serving 43 cities
- Fleet of 80 aircraft
- Track record of profitability
- New all Boeing fleet

Accomplishments Since 2001

- Scalability evidenced by decreasing unit costs
- Liquidity significantly improved
- Capitalizing on growth opportunities
- Boeing aircraft order
  - 100 737-700/800
  - 10 717-200

AirTran Core Strategy

- Improve the product
- Low costs
- Profitable growth

AirTran's Product Offering

- **Offer key attributes of major carriers at affordable prices**
  - Business class
  - Frequent Flier Program
  - Assigned seating
  - XM Radio
- **Promote customer friendly product and everyday low fares**
  - Stimulate both business and leisure demand
- **Maintain a strong network**
  - Diversify by serving major business centers and small regional cities
  - Customers in more expensive airports also demand value

Cost Advantage vs. Major Competitors

Cost as Reported


Cost per ASM
(cents)
15
12
9
6
3
0
>30%
>50%
AirTran
Delta
US Airways

Cost at AirTran's Flight Length


Cost per ASM
(cents)
15
12
9
6
3
0
>50%
>55%
AirTran
Delta
US Airways

Source: Based on U.S. DOT filings/Company estimates (YE 3Q03)

Low Cost Structure Delivers Superior Operating Margins



Twelve Months Ending June 30, 2004
Jet Blue
AirTran
Southwest
America West
Frontier
American
Continental
Alaska
Northwest
United
US Airways
Delta
-5
0
5
10
15
Operating Margin

Source: SEC filings/Company press releases
Excludes special items

AirTran

Internet Is Customer Friendly and Cost Effective

- AirTran Airways is an industry leader in Internet bookings



AirTran.com
Other Internet
Percent of Bookings
70
60
50
40
30
20
10
0
11
2
24
8
38
9
45
11
50
12
52
13
1999
2000
2001
2002
2003
1H 2004

AirTran

AirTran Airways Is Efficient – Not Just Low Cost

- Efficiencies are required to offer consistent low fares
- Customers also want service and amenities as well as low fares
- Air Tran well positioned to deliver this successful mix
  - Great customer service
  - Growing network
  - Simple fare structure
  - New airplanes
  - XM Radio

  Assigned seats
  Business Class
  Internet/Kiosks
  Oversized luggage bins
  Automated A+ Rewards

AirTran Airways

AirTran Airways Route Network Summer 2001


Minneapolis
Chicago
Moline/Quad Cities
Bloomington/Normal
Flint
Toledo
Akron/Canton
Pittsburgh
Buffalo/Niagara
Dayton
Raleigh/Durham
Memphis
Atlanta
Dallas/Ft. Worth
Gulfport/Biloxi
Houston
New Orleans
Ft. Walton Beach

AirTran Airways

AirTran's Diversification Strategies


Boston
Rochester
Milwaukee
Dayton
Baltimore
Atlanta
Dallas
Orlando, Tampa,
Ft. Lauderdale,
Fort Myers, Miami
Freeport


Boston
New York
Canton
- Akron
Atlanta
Ft. Lauderdale
Orlando
Tampa

AirTran's Schedule Additions Since December 2003

Atlanta
Bahamas
Miami
Newark
New Orleans
Pittsburgh
Rochester
San Francisco

Boston
Canton/Akron
Newport News
Philadelphia

Baltimore
Dallas
Dayton
Ft. Lauderdale
Ft. Meyers
Orlando
Tampa

Dallas
Baltimore
Ft. Lauderdale
Las Vegas
Los Angeles

Florida
Atlanta
Baltimore
Canton/Akron
Dallas
Dayton
Flint
Philadelphia
Pittsburgh
Rochester
Wichita

January 2005 vs. January 2004

AirTran Airways Route Network 2004


Minneapolis
Milwaukee
Chicago
Flint
Moline/Quad Cities
Bloomington/Normal
Pittsburgh
Buffalo/Niagara
Boston
Denver
Kansas City
Wichita
Las Vegas
Memphis
Atlanta
Raleigh
Dallas/Ft. Worth
Houston
Gulfport/Biloxi
New Orleans
Tampa

Since September 2001: 13 new cities and 53 new routes

AirTran

Diversification Has Not Slowed Atlanta Growth


Non-Atlanta ASMs
millions
200
150
100
50
0
2001 2002 2003 2004 2005


Atlanta ASMs
millions
200
150
100
50
0
2001 2002 2003 2004 2005

January arrivals and departures

AirTran

737 Order Was A Milestone Event For AirTran

- **Will fund fleet growth for the next 4-8 years**
  - 50 firm aircraft, 50 options
- **Order timing was at the bottom of the market**
  - Ownership cost benefits will be enjoyed for years
  - Maintenance agreements have also been negotiated
- **All deliveries through 2005 are financed**
  - Attractive lease and debt financing terms

AirTran

737 Aircraft Will Create New Opportunities


Seattle
San Francisco
Los Angeles
Las Vegas
Denver
Minneapolis
Chicago
Wichita
Baltimore
ATLANTA
Dallas
Orlando
Cancun
San Juan
717-200 / BR715
737-700 / CFM56

AirTran

AirTran Fleet Renewal Is Complete

Fleet highlights

- **All DC-9's are now retired**
- **717's are very reliable**
  - Extremely low MEL's
  - Increasing productivity
- **737's will become primary growth vehicle**

Fleet expansion plan


162 Aircraft
144
Options
127
108
Boeing 737
87
73
Boeing 717
Annual ASMs (millions)
32,000
27,000
22,000
17,000
12,000
7,000
2,000
-3,000
2003
2004
2005
2006
2007
2008

ASM Growth YoY	2004	2005	2006	2007	2008
	21%	25-30%	20-30%	15-25%	10-25%

Note: Fleet size is as of year-end

airTran AIRWAYS

Recent Financial Performance / Outlook

Financial Trends Continue To Improve



Operating Margin
16%
14%
12%
10%
8%
6%
4%
2%
0%
Q499 Q400 Q401 Q402 Q403
Average for twelve months ending



Earnings per Share
cents
100
80
60
40
20
0
-20
-40
Q499 Q400 Q401 Q402 Q403
Average for twelve months ending

AirTran Airways

Strengthening Balance Sheet

($MM)	06/30/04	12/31/03	12/31/02
Total Cash	387.3	348.5	138.3
Long Term Debt	258.9	246.8	210.2
Stockholders' Equity	329.5	302.2	51.9
Working Capital	270.9	224.3	22.2

* Average coupon 11.0% in 2001, 8.8% in 2003

AirTran Airways

Lease Adjusted Debt to Capitalization Ratios



135%
120%
105%
90%
75%
60%
45%
30%
15%
0%
79%
NWAC
DAL
AMR
CAL
AAI
JBLU
LUV
Convertible Notes
Debt
Aircraft Leases

Source: Based on SEC filings / Company Reports

AirTran AIRWAYS

Outlook

AirTran AIRWAYS

2004 Outlook

- **Improve the product/Leverage the brand**
  - New planes, Business class, XM Radio
- **Low costs going lower**
  - 737's will further lower unit costs
- **Profitable growth**
  - Route network will continue to strengthen
  - "Connecting the dots" and increasing frequencies